RosBusinessConsulting

RBC

07026423

Securities and Exchange Commission
File No· 82-34864

21.08.2007

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC Board elects governing bodies and determines new motivation programs'.
2. A press release: 'RBC Board passes resolution on additional financing'.
3. A press release: 'RBC launches print version of AutoNews.ru'.

Sincerely yours,

Natalia Makeeva
Investor Relations Director

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2007
WASH. D.C.
161

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RBC RosBusinessConsulting

RBC Board passes resolution on additional financing

Moscow, August 6, 2007 – At a meeting held on August 3, 2007, the Board of Directors of OAO RBC Information Systems **(RTS, MICEX: RBCI)** made the following decisions:

1. The Board resolved to increase the company's share capital by 17.4% by issuing 20,740,000 ordinary shares at a nominal price of RUR0.001 per share within the limits of authorized shares. Therefore, RBC's share capital will consist of 140,000,000 ordinary shares following the equity increase. The record date for the execution of preemptive rights is set for August 3, 2007. The beginning date of the placement of new shares via an open subscription will be determined by the Board of Directors after the state registration of the share issue.

2. The Board also decided to call an extraordinary general meeting (EGM) on September 18, 2007 with the record date of August 3, 2007. The key item on the EGM agenda will be approval of a material transaction connected with the organization of debt financing for RBC. In accordance with Russian legislation, all the relevant information materials, including terms and conditions of the proposed transaction, will be made available to shareholders twenty days prior to the EGM.

RBC Chairman German Kaplun commented on the above decisions as follows: "As the Russian media market continues demonstrating very high growth rates, RBC strives to take full advantage of the current favorable situation and actively increase the scale of its business. The purpose of the proposed equity and debt increases is to finance the company's further growth via acquisitions and the launch of new media products and services."

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: TTwww.rbcinfosystems.ru

RBC RosBusinessConsulting

RBC Board elects governing bodies and determines new motivation programs

Moscow, August 6, 2007 – At meetings held on July 26-30, 2007, the Board of Directors of OAO RBC Information Systems **(RTS, MICEX: RBCI)** made the following decisions:

1. The Board elected German Kaplun its Chairman and Alexander Morgulchik and Dmitry Belik Vice Chairmen. According to the election results, the Board's Audit and Compliance Committee will consist of Michael Hammond (Committee's Chairman), Neil Osborn and Alexander Morgulchik. The Board's Compensations Committee will consist of Hans-Joerg Rudloff (Committee's Chairman), German Kaplun and Sergey Lukin. Yury Rovensky was appointed RBC General Director and head of the Executive Board, which also includes Artyom Inyutin, Ekaterina Lebedeva and Vyacheslav Masenkov.

2. The Board determined a new execution price of share options under the 2006-2009 motivation program for RBC Board members. This step was made due to the divestment of the company's IT business into ARMADA, which IPO was successfully conducted on MICEX and RTS on July 31, 2007. The following formula was used for the calculation:

$$\$10.5 - \left[\frac{\text{Armada IPO capitalization}}{\text{Armada IPO capitalization} + \text{RBC market capitalization}} \times 100\% \right] = \$9.2$$

where RBC market capitalization is based on the average weighted price on MICEX as of 24.07.2007;
ARMADA capitalization is based on the IPO price set at RUR380 per share;
calculations are based on the dollar exchange rate set by the Russian Central Bank for 24.07.2007.

As a result, the share options exercise price was decreased from \$10.5 to \$9.2 per share.

3. The Board also approved a motivation program for the middle management and key employees of the company's media departments until the end of 2009. To fund this program, RBC intends to use 1,000,000 ordinary shares, which were consolidated by the company in the market earlier specifically for this purpose in compliance with the Board's decision of July 24, 2006.

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: TTwww.rbcinfosystems.ru

RBC RosBusinessConsulting

RBC launches print version of AutoNews.ru

Moscow, August 8, 2007 – OAO RBC Information Systems **(RTS, MICEX: RBCI)** began publishing the print version of its popular Internet site about cars AutoNews.

The *AutoNews* magazine will be issued twice a month. It will report news and major events in the global automobile industry, focusing on the most pressing issues faced by the auto business and offering forecasts for different segments of the car market. With articles featuring updates about test drives, the latest tuning trends, as well as interesting facts and figures from the history of the automotive industry, *AutoNews* will make exciting and useful reading for a broad audience of people interested in cars.

AutoNews will be published in two versions. The full version, circulated throughout Russia by subscription and via retail chains, will contain all editorial and advertising materials, while *Autonews Lite* will be distributed free of charge in Moscow's car dealerships, restaurants, hotels and business centers. The free version will contain half of the editorial texts offered in the full edition, and will be published two days later than the full version.

Both versions of *AutoNews* will have a combined initial circulation of 100,000 copies. The new magazine will have 112 pages, and its recommended retail price is 25 rubles (about $0.98).

"The launch of the *AutoNews* magazine is a logical development of the Autonews.ru online project, one of RBC's most successful online resources," said Artyom Inyutin, General Director of RBC Media. "Autonews.ru is the leader in its niche, and it has a broad high-income audience, which exceeds 1 million unique users a month. To start the *AutoNews* magazine, we have relied on RBC's successful strategy of launching its popular online resources in the print format. RBC receives around 20% of its ad revenue from car manufacturers and dealers, and the automobile market keeps growing at a very high pace in Russia. We will actively exploit our existing client base and journalist teams and other synergies with our Internet resources, which is why we expect the *AutoNews* magazine to reach profitability levels very quickly," he added.

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: TTwww.rbcinfosystems.ru

END